SCHEDULE 13G

Amendment No.
Trans Net Corporation
common stock
Cusip # 893782102
Filing Fee: Yes


Cusip # 893782102
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   164,490
Item 6:   None
Item 7:   603,675
Item 8:   None
Item 9:   603,675
Item 11:  10.69%
Item 12:  HC




Cusip # 893782102
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   603,675
Item 8:   None
Item 9:   603,675
Item 11:  10.69%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Trans Net Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		45 Columbia Road
		Somerville, NJ  08876-3576

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		893782102

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

		(a)	Amount Beneficially Owned:	603,675

		(b)	Percent of Class:	10.69%

		(c)	Number of shares as to which such person has:

			(i)   sole power to vote or to direct the vote:	164,490

			(ii)  shared power to vote or to direct the vote:	None

			(iii) sole power to dispose or to direct the disposition of:
	603,675

			(iv)  shared power to dispose or to direct the disposition
of:	None




Item 5.	Ownership of Five Percent or Less of a Class.

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Trans Net Corporation. The interest of one person, Fidelity Management Trust Company, a bank as defined in Section 3(a)(6) of the Securities
Exchange Act of 1934, in the common stock of Trans Net
Corporation, amounted to 293,916 shares or 5.21% of the total outstanding common stock at December 31, 1993. The number of shares of common stock of Trans Net Corporation owned by the institutional account(s) at December 31, 1993 included 293,916 shares of common stock resulting from the assumed conversion of $14,216,000 principal amount (20.675 shares of common stock for each 1,000 shares the LYON).

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

		See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

		Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

		Not applicable.


Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



	January 10, 1994
Date




Signature



	Arthur S. Loring, Vice President

Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 309,759 shares or 5.49% of the common stock outstanding of Trans Net Corporation ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Trans Net Corporation owned by the investment companies at December 31, 1993 included 275,391 shares of common stock resulting from the assumed conversion of $13,320,000 principal amount of the Convertible LYON (20.675 shares of common stock for each 1,000 shares the LYON), and 34,368 shares of convertible stock resulting from the assumed conversion of $1,000,000 principal amount of the Convertible Subordinated Debenture (34.368 shares of common stock for each $1,000 principal amount of the debenture).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 309,759 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 293,916 shares or 5.21% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Trans Net Corporation owned by the institutional account(s) at December 31, 1993 included 293,916 shares of common stock resulting from the assumed conversion of $14,216,000 principal amount of the Convertible LYON described above.

	FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 293,916 Shares and sole power to vote or to direct the voting of 164,490 shares, and no power to vote or to direct the voting of 129,426 Shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on January 10, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Trans Net Corporation at December 31, 1993.

	FMR Corp.
	By
Arthur S. Loring
Vice President - Legal
		Edward C. Johnson 3d
	By
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule 13G
for
Airborne Freight Corp.
9/10/91
	Fidelity Management & Research Company
	By
Arthur S. Loring
Sr. V.P. and General
Counsel
	Fidelity Management Trust Company
	By
John T. McGrath
Treasurer and Vice
President